

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Paul R. Lundstrom
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore, 486123

      **Re:  FLEX LTD.**
          **Form 10-K for the Year Ended March 31, 2022**
          **File No. 000-23354**

Dear Paul R. Lundstrom:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing